This Prospectus is filed

pursuant to Rule 424(b)(3).

Registration No. 333-101860

PROSPECTUS

EDUCATION LENDING GROUP, INC.
f/k/a Direct III Marketing, Inc.
12760 High Bluff Drive
Suite 210
San Diego, California 92130
(858) 617-6080

8,085,199 SHARES OF COMMON STOCK

This Prospectus relates to the offer and sale of 8,085,199 shares of Education Lending Group’s Common Stock by the selling stockholders listed on pages 13-14. We will not receive any of the proceeds from the sales of shares of Common Stock by the selling stockholders.

The selling stockholders may sell their shares of Common Stock from time to time through public or private transactions on or off the Nasdaq National Market at prevailing prices or at privately negotiated prices. The selling stockholders have sole discretion as to whether and on what terms to sell their Education Lending Group Common Stock.

Education Lending Group’s Common Stock is listed on the Nasdaq National Market under the symbol “EDLG.” On September 22, 2003, the last reported sale price of the Common Stock on the Nasdaq National Market prior to the date of this Prospectus was $9.54.

An investment in the Common Stock involves a high degree of risk. Risk factors begin on page 2 of this Prospectus.

Neither the Securities and Exchange Commission nor any State securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

This Prospectus replaces entirely the Prospectus dated August 11, 2003 that was included in our Registration Statement on Form S-4. We have terminated the exchange offer described in that Prospectus.

This Prospectus is dated September 23, 2003

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SUMMARY OF OFFERING

This summary highlights information contained in this Prospectus. This summary is not complete and does not contain all the information that you should consider before investing in the securities. You should read the entire Prospectus carefully and all other information, including the financial information and statements and related notes, discussed in “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

Education Lending Group, Inc.

Education Lending Group, through its subsidiaries, markets products and solutions to the United States student loan industry, primarily through our participation in the Federal Family Education Loan Program. Our primary business is the origination of federally guaranteed student loans. We also purchase student loans and non-federally guaranteed private education loans in the secondary market. Our principal executive office is located at 12760 High Bluff Drive, Suite 210, San Diego, California 92130. Our telephone number is (858) 617-6080.

Securities offered	Education Lending Group Common Stock that is owned by the selling stockholders of Education Lending Group, Inc.

Number of securities offered	Since the selling stockholders may sell all, some or none of their shares of Education Lending Group Common Stock, no estimate can be made of the number of shares of Common Stock that will be offered.

Nasdaq ticker symbol	EDLG

Use of proceeds

The selling stockholders will sell their shares of Common Stock on their own behalf, at a time and manner of their individual choosing. Education Lending Group will not receive any of the proceeds of those sales.

FORWARD LOOKING INFORMATION

This Prospectus contains certain forward-looking information that involves substantial risks and uncertainties. When used in this Prospectus, the words “anticipate,” “believe,” “estimate,” “expect” and similar expressions as they relate to Education Lending Group or its management are intended to identify such forward-looking statements. Education Lending Group’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements due to, among other things, changes in the interest rate or changes in the regulations relating to federal guarantees of student loans. Historical operating results are not necessarily indicative of the trends in operating results for any future period.

RISK FACTORS

You should consider carefully the following factors in addition to the other information and financial data included and incorporated by reference in this Prospectus before determining whether to purchase any shares of our Common Stock. The risks described below are not the only ones we are facing. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Education Lending Group has a limited operating history and we have experienced multiple years of unprofitable operations, including a net loss of $28.3 million in 2002.

We have a limited operating history. Our revenues since our inception in March 1999 have been limited. We did not begin generating revenues from operations relating to originating, purchasing and providing services related to the student loan industry until September 2001. We had a net loss of $28.3 million in 2002 and a net loss of $4.1 million in 2001. We had a net loss of $1.7 million for the quarter ended June 30, 2003. We will continue to devote substantial resources to developing our business to become a full service provider of financial aid products to students, parents and schools. As a result, we anticipate that we may continue to incur significant losses in the near future, including at least fiscal year 2003.

You may have difficulty selling your shares of Common Stock because of the limited trading volume for our shares of Common Stock.

Because Education Lending Group’s stock just recently began trading on the Nasdaq National Market there may be less coverage by security analysts, the trading price may be lower, and it may be more difficult for our stockholders to dispose of our Common Stock. Additionally, this could serve to limit the distribution of news relating to Education Lending Group, limit investor interest in our stock and restrict our ability to issue additional stock and secure additional financing. One or more of these factors could serve to depress the liquidity and market prices of Education Lending Group’s Common Stock.

Our Common Stock is unlikely to produce dividend income for the foreseeable future.

Education Lending Group has never paid a cash dividend on our Common Stock and does not anticipate paying cash dividends for the foreseeable future. We intend to reinvest any funds that might otherwise be available for the payment of dividends in further development of the business.

Increased prepayments of student loans may result in a negative return on those loans.

Increased prepayments of student loans we service may result in increased amortization of the acquisition costs. Such increased amortization may result in the overpayment for those loans and may result in negative returns for those loans should such loans be prepaid before we have recovered our initial premium and marketing fees.

Changes in the government regulation of the student loan industry could negatively impact our business and results of operations.

In 1986, the federal government began a loan consolidation program under the Higher Education Act of 1965, as amended, that allows college or graduate school students with variable-rate federal education loans to merge them into a single loan guaranteed by the government, with a fixed rate, to be applied over a term up to 30 years. These are the types of student loans that our subsidiary, Education Lending Services, Inc. (formerly known as Grad Partners, Inc.), consolidates. The Higher Education Act is subject to comprehensive reauthorization every five years, and reauthorization is currently under consideration by the 108th Congress. The reauthorization may impact the business and value of the federal student loans originated by Education Lending Group.

Inability to obtain or maintain a warehouse loan facility would materially affect Education Lending Group’s liquidity.

Education Lending Group has two warehouse loan facilities with financial institutions that are used to fund the origination and purchase of student loans, as well as to finance day-to-day operations of Education Lending Group and its subsidiaries. Based on current projections, Education Lending Group estimates that its existing capital resources from the warehouse loan facilities and other sources will be sufficient to fund its business operations. However, there can be no assurance that Education Lending Group will be able to maintain its warehouse loan facilities, obtain new facilities or increase amounts available under existing facilities, in the future. The failure of Education Lending Group to obtain or maintain a warehouse loan facility when needed and on acceptable terms would have a material adverse effect on its business, financial condition and results of operations.

Education Lending Group’s acquisition strategy includes numerous risks, including significant acquisition costs, the management of a larger enterprise and the diversion of management’s attention which could cause our overall business operations to suffer.

Our growth strategy includes making acquisitions, but we may be unable to locate suitable acquisition candidates. In addition, acquisitions that Education Lending Group may make will involve risks, including the costs involved in consummating an acquisition, the successful integration and management of acquired operations and related personnel and technology. The integration of acquired businesses may also lead to the loss of key employees of the acquired companies and diversion of management’s attention from ongoing business concerns. Education Lending Group can provide no assurance that any acquisitions will be made, that it will be able to obtain the financing necessary to effect such transactions or that any acquisition made will be successful.

The financial strength of our competitors could allow them to invest more resources than Education Lending Group in sales and marketing and therefore to gain market share against Education Lending Group.

Education Lending Group competes with a variety of companies in the student loan industry. Most of our competitors are much larger than we are and have greater financial resources than we do. As a result, these competitors may be better able to withstand volatility within the industry or the economy as a whole while maintaining greater operating and financial flexibility than Education Lending Group. This advantage could allow these competitors to invest more resources than Education Lending Group in sales and marketing and other areas and, therefore, to gain market share against Education Lending Group. We cannot be sure that our products and services will be able to be successfully marketed in this competitive environment.

The requirement that we comply with numerous governmental rules and regulations could cause us to incur substantial costs.

Education Lending Group is subject to extensive federal and state laws relating to the student loan industry. We expect to incur ongoing administrative expenses to maintain compliance with these laws and regulations. We cannot predict the laws that may be enacted in the future or how existing or future laws will be administered or interpreted. In the future, we could incur increased costs in connection with the enactment of new laws or the more vigorous enforcement or stricter interpretation of existing laws. These costs could be material to Education Lending Group.

The value of Education Lending Group’s Common Stock may decline due to factors beyond our control.

Although there is a public market for shares of Education Lending Group’s Common Stock, the trading volume for Education Lending Group’s Common Stock is low, and the stock may trade at relatively low prices, depending on many factors, including prevailing interest rates. The liquidity of, and the trading market for, Education Lending Group’s Common Stock may also be adversely affected by general declines in the market for similar securities. Such decline could adversely affect the liquidity of, and trading market for, Education Lending Group’s Common Stock independent of the financial performance and business prospects of Education Lending Group. We cannot assure you that the trading price of our Common Stock will not decline after you elect to purchase any shares of our Common Stock.

The loss of key personnel could adversely affect Education Lending Group’s future success.

The success of Education Lending Group’s business is dependent upon the continued services of Robert deRose, Chairman of the Board and Chief Executive Officer, Michael H. Shaut, Director, President and Chief Operating Officer, James G. Clark, Executive Vice President and Chief Financial Officer, Douglas L. Feist, Executive Vice President, Secretary and General Counsel, and Fabrizio Balestri, President and Chief Executive Officer of Student Loan Xpress, Inc., a subsidiary of Education Lending Group. The loss of any of these key persons due to death, disability or termination of employment could adversely affect Education Lending Group’s business, financial conditions or results of operations.

The Education Lending Group Common Stock is subject to dilution and, as a result, your ownership interest in Education Lending Group and the related value of your Common Stock may decline.

As of September 8, 2003, Education Lending Group has outstanding warrants and third party options issued outside Education Lending Group’s Stock Option Plan to purchase 1,341,250 shares of our Common Stock and outstanding employee stock options issued pursuant to Education Lending Group’s Stock Option Plan to purchase approximately 2,561,886 shares of our Common Stock. Exercise of these securities would result in substantial dilution to our shareholders.

You may have difficulty selling your shares of Common Stock if the stock becomes subject to the penny stock rules and investor suitability standards.

If our Common Stock trades at levels below $5 per share, it may be deemed to be penny stock. If our Common Stock is considered penny stock, it would be subject to rules that impose enhanced suitability and disclosure obligations on broker-dealers who sell our Common Stock. For example, broker-dealers would be required to approve the purchaser for transactions and receive the purchasers’ written consent to the transaction prior to sale. Also, the broker-dealer must give each purchaser of penny stock (1) a document describing the risks of investing in penny stocks; (2) information on market quotations for the penny stock, if any; (3) information on the compensation the broker-dealer and the registered representative receive in the transaction; and (4) monthly account statements disclosing the market value for the penny stock held in the purchaser’s account. Because of these additional obligations, some brokers may not effect transactions in penny stock. This could have an adverse effect on the liquidity of our Common Stock.

BUSINESS

General

Education Lending Group, Inc. (the “Company”) was incorporated on March 26, 1999 as Direct III Marketing, Inc. All of the outstanding shares of capital stock of the corporation were initially owned by Whirlwind Ventures, Inc., a Florida corporation. On May 24, 1999, Whirlwind Ventures, Inc., was merged into the Company, with the Company being the surviving corporation and assuming all obligations and obtaining all rights of Whirlwind Ventures, Inc. On the merger date, each issued and outstanding share of Whirlwind Ventures, Inc. was exchanged for one share of capital stock of the Company, and the outstanding shares of Common Stock of the Company owned by Whirlwind Ventures, Inc. at the time of the merger were cancelled.

The Company has incorporated Education Lending Services, Inc. and Student Loan Xpress, Inc., as wholly owned subsidiaries. In addition, a special purpose bankruptcy remote entity, Education Funding Resources, LLC, was formed by Education Lending Services, Inc. as its sole member in order to facilitate the student loan origination and funding process and secondary market acquisitions of student loans. The Company has also formed Education Funding Capital I, LLC to participate in the permanent financing securitization of its student loans assets.

Education Lending Group, through its subsidiaries, markets products and solutions to the United States education loan industry, primarily through its participation in the Federal Family Education Loan Program (“FFELP”). The Company’s primary business is the origination of federally guaranteed student loans. The Company also bids to purchase student loans in the secondary market as pools of loans become available. In addition, the Company also purchases non-federally guaranteed private education loans.

Education Lending Group is primarily a make and hold lender. All servicing of the Company’s student loans is outsourced to third party servicers. It is management’s intent to originate or purchase primarily federally guaranteed student loans and hold those loans on its balance sheet. However, as market situations arise and circumstances warrant, the Company may sell some of these loans into the secondary market. But, as a primary financial model, the Company intends to hold the loans on its balance sheet.

The Company generates revenue in the following manner:

•	The Company earns interest income from the loans it holds on its books.

•	The Company earns interest income on the investment of idle cash.

•	When the Company does sell loans, it books a gain on sale of student loans on its income statement.

The Company has four marketing initiatives:

•	Consolidation Loan Originations

•	Traditional “Lender-List” Loan Originations

•	Secondary Market Purchases

•	School as Originator Loan Purchases

Consolidation Loan Originations—Education Lending Services, Inc. was formed by the Company to originate federally guaranteed consolidation loans doing business as “Consolidation Assistance Program” and/or “CAP”. The federally guaranteed consolidation loan program (“CLP”) is designed to make student loan repayment more convenient and affordable by combining a borrower’s existing eligible federal student loans into a single new federally guaranteed loan. The CLP features flexible repayment terms that can extend the maturity on the borrower’s original loans and allow a borrower to customize a monthly repayment plan that meets his or her financial needs. Additionally, the CLP fixes the borrower’s interest rate going forward for the life of the loan with no prepayment fees. CLP loans are 98% guaranteed by the federal government and also involve payment directly to the issuer based upon a Special Allowance Payment (“SAP”) formula. SAP is generally paid whenever the average of all of the applicable floating rates (91-day Treasury bill, commercial paper, 52-week Treasury bill, or the constant maturity Treasury rate) in a calendar quarter, plus a spread of between 1.74 and 3.50 percentage points depending on the loan status and origination date, exceeds the rate of interest which the borrower is obligated to pay.

School as Originator—Education Lending Services, Inc., doing business as the “Grad Partners Program,” introduced a product (school as originator) to provide student loan services in tandem with the graduate school programs at colleges and universities using a novel approach in the student loan marketplace. The Grad Partners Program partners with graduate schools to enable them to participate as an eligible lender under the Federal Family Education Loan Program (“FFELP”) and receive a premium when the loan is ultimately sold. The Grad Partners Program provides the school with funds to use for student financial aid and scholarships through the acquisition of student loans originated by the schools.

The objective of the Company is to propel the Grad Partners “School as Originator” Program into a prominent market position during its initial phase of operations by partnering with graduate schools, thus enabling the Grad Partners Program to deliver a school’s entire graduate student loan portfolio. Education Lending Services, Inc. has business relationships with certain loan servicers, trustees, and financial institutions which allow it to offer a “turnkey process” by which a school may become a FFELP lender and originate and sell its student loans to Education Lending Services, Inc. Participating schools, while incurring modest cost and risk, will begin to participate in the profitability of the student loan market by partnering with Education Lending Services, Inc. The school receives an eligible lender number from the Department of Education and then lists itself and its own loan products as a preferred product for its incoming students. Many schools will use the premium they receive to make their loans more affordable to their students thus ensuring that they provide most, if not all of their loans. The actual origination, disbursement, and servicing of their loans is handled by third party contractors on an outsourced basis which has been pre-established for the school by Education Lending Services, Inc.

Education Lending Services, Inc. intends to provide graduate schools a premium (based on the asset value of the school’s student loans) on their student loans upon their sale to Education Lending Services, Inc. Education Lending Services, Inc. is positioned to provide the school a highly efficient single point of delivery loan origination system, while also paying the school a lender premium on its graduate loans. A school’s ability to generate funds that can be used for student aid, reduction of origination fees for students, or scholarships is especially attractive today, given the ever increasing cost of college education and the substantial need for financial aid at all schools today. Of the top 100 FFELP lenders, nine are graduate schools operating as their own lender. Management has initially targeted 250 graduate programs, consisting mainly of MBA, medical, dental, and law schools, in which to market this program. The high cost of education of these targeted schools (i.e., an average of $20,000 or more for each year of attendance) makes participation in the program very attractive for both Education Lending Services, Inc. and the school. These professional graduate programs, especially at the targeted schools, have the highest costs of attendance and produce graduates with the greatest ability to repay their student loans.

Secondary Market Acquisitions—Additionally, the Company has approached the general school loan market though Education Lending Services, Inc.’s subsidiary, Education Funding Resources, LLC, with secondary market offerings in order to acquire more student loan volume. Most originators of student loans today are not long-term holders of these assets. Consequently, an active secondary market has arisen for student loans. The Company is a participant in the acquisition of student loans in the secondary market. Funding for this activity is planned to flow from increases in the commercial warehouse line of credit financing and from direct access to the asset-based marketplace. On these secondary market purchases, the Company earns income on the portfolio based on the difference between the student loan borrower rate and the interest cost of its borrowings under the commercial warehouse line of credit or asset backed security market (ABS) plus the amortization expense of the acquisition cost of the portfolio. The Company intends to maximize revenue and build its balance sheet over time by holding most of the acquired student loans.

Lender List Loan Originations—Student Loan Xpress, Inc., a wholly owned subsidiary of the Company, was formed to deliver student loans through the traditional school lender-list marketing channel. The process is as follows: (i) a high school student receives an award letter from the school he/she has chosen to attend; (ii) in the award letter, the student is provided information on any financial aid he or she has been awarded, as well as information on federally guaranteed Stafford loan eligibility; (iii) the award letter informs the student on how to apply for a student loan and provides the student with a list of lenders the school endorses for funding the necessary loan amount; (iv) the student then signs the award letter and chooses from the lender-list the lender he or she wants to provide the funding of the student loan.

The focus of Student Loan Xpress, Inc. is to market to the financial aid offices of schools in order to be included on that school’s preferred lender list. Student Loan Xpress, Inc. is currently on the preferred lender list at over 380 schools and it is anticipated that amount will grow to well over 450 by the end of 2003. Being on a preferred lender list at an educational institution provides Student Loan Xpress, Inc. with the opportunity to generate more student loans at that institution than other lenders who are not on the preferred lender list. In addition, Student Loan Xpress, Inc. markets the Consolidation Assistance Program and Grad Partners Program to its targeted educational institutions and related alumni associations.

Marketing Relationships—The Company currently uses eight third party contractors, who are all under contract to market to potential and existing borrowers. The selection of the third party contractors is market driven, and none are related parties, although the Company has granted stock options to some of the third party contractors. All of the third party contractors’ marketing efforts are related to federally guaranteed Stafford, PLUS and consolidation loans. The Company pays a fee to each of the third party contractors as compensation for their marketing efforts. It is anticipated that the growth from these mutually beneficial school relationships should allow Education Lending Services, Inc. to also become a provider of undergraduate loans and consolidation loans for graduates as the schools gain confidence in the quality services provided by Education Lending Services, Inc.

Industry Overview

Overview.    Effective September, 2001, the Company began funding federally guaranteed student loans and private student loans. The Company is a full service provider of financial aid products to students, parents and schools.

The high cost of education has resulted in students and their parents carrying increasingly high levels of indebtedness and burdensome monthly payments upon graduation. In 1986, this problem was addressed by the U.S. Congress. The result was the founding of the Consolidation Loan Program (“CLP”). This was a market of great interest to private lenders until the CLP changed in 1993 to include a 50 basis point origination fee and a 105 basis point annual fee paid by private lenders to the U.S. Department of Education. The implementation of these fees by the federal government and the establishment of the U.S. Department of Education’s Direct Lending Consolidation Program (the “DLCP”) that same year has had the effect of limiting the participation of private lenders in the student loan consolidation market. The DLCP grew rapidly because of its ability to consolidate FFELP loans into the DLCP, while FFELP lenders were unable to consolidate Direct Lending Program Loans into the FFELP. With a limited number of lenders focused on originating consolidation loans and the great appeal of the product to student borrowers, there was demand for private sector consolidation loans, and private lenders were given the right to consolidate DLCP loans in 1998.

The Higher Education Act of 1965, as amended (the “Higher Education Act”), authorizes a program under which certain borrowers may consolidate their various student loans into a single loan insured and reinsured on a basis similar to Stafford Loans. Federal consolidation loans may be obtained in an amount sufficient to pay outstanding principal, unpaid interest and late charges on federally insured or reinsured student loans incurred under the FFELP selected by the borrower, as well as loans made pursuant to the Perkins and Health Professional Student Loan Programs. Payment of principal and interest on all FFELP student loans originated after October 1,

1993 loans are guaranteed 98% against default by the borrower as to principal and interest. This guarantee also applies to consolidation loans.

To be eligible for a consolidation loan, a borrower must have outstanding indebtedness on student loans made under the FFELP and/or certain other federal student loan programs, including the NDSLP, and be in repayment status or in a grace period, or be a defaulted borrower who has made arrangements to repay any defaulted loan satisfactory to the holder of the defaulted loan.

Currently, the interest rate paid by a student on a consolidation loan is fixed at a rate equal to the weighted average of the interest rates on the loans retired, rounded to the nearest higher 1/8 of 1 percent, but not to exceed 8.25% per annum. This rate will be applicable for all loans for which an application is received by an eligible lender from now until June 30, 2004. Once a student consolidates his or her loans, the rate determined at that point is fixed to the student for the life of the loan. The holder receives a floating rate of interest that is subsidized by the government to the extent the SAP floating rate formula exceeds the rate paid by the student. Notwithstanding these general interest rates, the portion, if any, of a consolidation loan that repaid a loan made under the Federal Health Education Assistance Loan program (“HEAL”) may have a different variable interest rate. Such HEAL portion is adjusted on July 1 of each year, but is the sum of the average of the 91-day U.S. Treasury bill auctioned for the quarter ending on the preceding June 30, plus 3.0% without any cap on the interest.

The Company targets the industry segment comprised of college and university graduates who have financed the cost of their education in whole or in part with federal student loans. Most federally guaranteed student loans are eligible for consolidation under the federally guaranteed student consolidation loan program. These loans include those that are originated under the U.S. Department of Education’s Direct Lending Program and the FFELP. In addition, the Company targets the students who need additional student loans as well as their parents. According to the Department of Education, it is estimated that non-consolidated FFELP and Direct Loan volume, which reflects new student loan demand, was $37.9 billion in 2002. This represents a 77 percent increase from the $21.4 billion in 1994. Consolidation loan volume added another $17 billion in 2002 for total federal financial aid to students of $54.9 billion. New FFELP loan volume was $26.5 billion in 2002, accounting for 70 percent of all new (non-consolidated) student loan volume while Direct Loan volume was $11.4 billion or 30 percent of all new student loan volume. New FFELP volume is projected to grow to $28.5 billion in the 2003 budget year while Direct volume is projected to grow to $12.2 billion for total new student loan demand of $40.7 billion for 2003.

While the private student loan market is small in comparison to the federal student loan market, large increases over the past three years reflect a growing reliance on private borrowings as an alternative to federally guaranteed student loans. This is partly due to the fact that the U.S. Congress has not raised limits on federally guaranteed student loans since 1992. The Company believes the private student loan market will continue to fill the gap between the cost of education and the money available to pay that cost of education available through federally guaranteed student loans.

There is no comprehensive public reporting on private sales of student loans. However, there is activity in the asset backed security marketplace for financing student loans. Most of this debt is used to finance secondary market acquisitions as a majority of these non-profit entities issuing asset backed securities are only legally authorized to operate in a secondary market capacity. Typically, each entity operates on a single state or narrow regional basis. SLM Corporation, Inc. (known as Sallie Mae), who is a recently privatized former government sponsored enterprise, formerly operated solely as a secondary market and has historically been the largest acquirer of student loans. Their securitized volume was up significantly in 2002. Over the last three years Sallie Mae acquired three of the leading secondary market participants giving them a dominant position in the secondary marketplace. The recent consolidation has positioned Sallie Mae to compete against the lenders who historically sold them their volume. As these lenders’ contracts with Sallie Mae expire and they move to market transactions to sell their portfolios, Education Lending Services, Inc. expects to be a leading contender to acquire these portfolios.

Growth.    Demand for consolidation loans is highly correlated to growth in the student loan industry, which is expected to continue to grow rapidly over the next ten years. Projections by the U.S. Department of Education’s National Center for Education Statistics indicate that school enrollment will continue to reach record levels over the next ten years. Between 1999 and 2009, total college enrollment is projected to rise by a total of 17 percent. The Company believes that total college enrollment in 2000 reached a new record of approximately 15.1 million students. Tuition increases have far outpaced growth in personal and family income over the past two decades, and the need for federal and private student aid has increased dramatically. Average tuition at both public and private institutions has more than doubled between 1980 and 1998, and the median income for families most likely to have children in college has been relatively stagnant, rising just 22% during the same period. As a result, college students are becoming less able to depend on their parents as a source of financing for tuition expenses.

Increases in aid per full-time equivalent student over the past ten years have resulted from a dramatic increase in the total amount of loans per student as Congress increased federal loan limits. Prior to 1992, when the Congress last raised federal loan limits, grants made up approximately 50 percent of aid per student. Since then, loans have comprised a larger portion of aid per student, about 60 percent. As a result, students have become increasingly reliant on student loans in order to finance the cost of their education. Student loans could soon comprise an even larger percentage of aid per student if Congress decides to raise loan limits again, which it does periodically, in its reauthorization of the Higher Education Act which occurs on a five (5) year cycle.

Operational Plans

In September, 2001, through its wholly-owned direct and indirect subsidiaries, Grad Partners, Inc. (now known as Education Lending Services, Inc.) and Grad Partners Premier, LLC (now known as Education Funding Resources, LLC), the Company began operations to originate and purchase federally guaranteed student loans. In November 2001, the Company initiated business operation of its subsidiary, Student Loan Xpress, Inc., which focuses on marketing the Company’s student loan products directly to colleges and universities. The Company, through its subsidiaries, originates FFELP student loans that are eligible for guarantee from the Department of Education, federally guaranteed consolidation loans, and certain other eligible student loans.

Strategy

Besides its other marketing channels described above, the Company is a leader in the direct marketing of student and parent loans to the consumer. The Company is building brand name awareness with its proprietary marketing strategies and its Internet based student entrance and exit programs which are currently being developed internally. The Company provides these services to schools free of charge as a marketing tool. The Department of Education requires some variant of entrance and exit counseling for schools participating in the Department’s school loan programs. This program allows schools to utilize a private label product, (i.e., the software is web enabled for downloading by the school and then labeled by it as its own proprietary site) for their required entrance and exit orientation program. The exit orientation includes an option for loan consolidation counseling. These on-line services save the financial aid office an enormous amount of time and resources. Schools are receptive to any products and services that can accomplish the reduction of staff time and related expenses. This value-added service opens the door for the Company to become an undergraduate and graduate lender for the school in addition to being their preferred consolidation lender. The Company’s objective is to become a leading direct marketing company in delivering student loan products and services to the consumer by pursuing several key strategies such as, continuing to attack the underserved consolidation market place, penetrating the graduate school lending program by direct marketing to college seniors and growing the Grad Partners Program, continuing to develop the traditional lender business marketed by its subsidiary, Student Loan Xpress, Inc., innovating marketing and technology programs directed at students and their parents to promote its origination of federal Stafford and Parent Loan for Undergraduate Students (PLUS), becoming a major secondary market purchaser, and leveraging management’s expertise in marketing and building businesses.

Competition

Until the last couple of years, there has been little competition for consolidation loans among established market participants. One significant reason is that many market participants are not long-term holders of student loans. The majority of bank originators re-sell their loans into the secondary market for attractive premiums before the loans enter repayment. These potential entrants therefore are not competitors for consolidation loans because they do not participate in the marketplace of loans in repayment, which is typically when the loan consolidation occurs.

Additionally, those lenders who are long-term holders of loans in repayment have avoided the consolidation market because they found it less attractive than holding their existing loans without consolidation. These potential entrants face the risk of cannibalizing the assets that they held by extending the 10-year maturity to 15 years or longer, and then being compelled to pay an annual fee to the Department of Education of 105 basis points on any loans that they did consolidate. Likewise, secondary markets, which hold the majority of the student loans that are currently in repayment, have avoided consolidation loans for the same reasons. These banks and secondary market holders have now begun to engage in defensive consolidations (i.e., they reluctantly consolidate loans for borrowers in their portfolio who ask for consolidation and extended repayment). In addition, new companies have entered the business of directly marketing to consumers eligible for student consolidation loans.

The Department of Education also offers consolidation loans and has marketed this product widely in prior years, mostly on the Internet. However, the Department of Education was plagued with an inability to execute timely closings on the requests for consolidation and today has budgeted few dollars for marketing consolidation. This has constrained their ability to service the approximately one-third of the borrowers since 1995 who obtained their loans from the Department. For the last two years, private market makers like Collegiate Funding Services (“CFS”) have been able to market consolidation loans to Department of Education Direct Loan Program borrowers. This competition has further diminished the Department of Education’s capacity to compete. CFS continues to be the largest new competitor in the consolidation loan market. Other potential competitors include larger banks, which hold their student loan portfolios into repayment. Several of these larger banks, which are significant originators of FFELP volume, have elected to buy their consolidation volume, rather than to market the product themselves. In addition, there are several new market entrants, looking to take advantage of the favorable interest rate environment. At this time these new entrants do not represent a long-term competitive risk. In July of 2002, Sallie Mae began actively to market consolidation loans and, as a result of its substantial market presence, it quickly became the leading originator in the consolidation marketplace.

Most banks continue to market student loans the same way they have for the past decade, that is to achieve preferred lender status on a school’s preferred lender-list. This lender-list participation drives Stafford loan volume from the students who select their lender from the school’s preferred lender-list. Conversely, direct marketing to students and parents would in many instances jeopardize the lenders’ position on the preferred lender-list, as schools have historically enjoyed their control over these lists. Preferred lender lists came to prominence in the student loan program in the early 1990’s to streamline the student lending process, which to that point was unwieldy, and heavily paper intensive. Financial aid offices have no control over where their students obtain their loans. The preferred lender-lists arose to rationalize the process and simplify the administration of the program in financial aid offices on college campuses. Traditionally, the schools like to use preferred lenders because they provide the school with products and services that ease the financial aid process for their students and help reduce the workload for the financial aid office. The marketplace is evolving and is likely to begin to move away from preferred lender-lists as the sole source of traditional Stafford loans due to such factors as electronic processing of loan applications, electronic disbursements, and e-signatures. This is evident in the emergence of direct marketing of PLUS loans to the parents of students. Once it was clear the process did not intrude on the financial aid office, and in fact enhanced administration of financial aid, resistance to direct marketing of PLUS loans largely evaporated. The Company realizes that in order to build this channel to scale, it must work closely with financial aid offices to insure conformity to their internal systems. The Company views student loans as consumer loans that can be originated in any fashion that is convenient for the student, parent and, most importantly, the school. Secondary markets have almost never sought to obtain loans directly, preferring or needing to buy their loans from bank originators. It is anticipated that both constituencies, banks because of their fear of jeopardizing their preferred lender status, and secondary markets because of their lack of marketing experience, will be slow to adopt new marketing approaches for fear of jeopardizing their existing loan flow and bank relationships.

Of the $38 billion in annual Stafford loan volume, more than $6 billion is comprised of graduate school loans. While there are significantly fewer graduate students, their cost of education and loan limits under the federal loan programs are higher. It is these two factors that make these graduate loans so valuable. Larger loans have lower relative servicing costs yielding larger net interest spread. Graduate loans also have lower default rates typically than undergraduate loans. As a consequence, the borrower population is also more attractive to a lender. Based on the availability of over $18 billion of graduate loan volume over the next three years, the Grad Partners Program is targeting the capture of less than 5% of this market, while offering the only program on a national basis that directly pays the school immediate premium income on the loans the school generates.

Two public companies, Sallie Mae and the Student Loan Corporation, compete in the student loan business. Sallie Mae is the nation’s largest private source of funding and servicing support for higher education loans for students and their parents and provides a wide range of financial services, processing capabilities and information technology to meet the needs of educational institutions, lenders, students, and guarantee agencies. As of December 31, 2002, Sallie Mae’s managed portfolio of federally insured student loans totaled over $75.3 billion (including loans owned and loans securitized). Primarily a provider of education credit, Sallie Mae serves a diverse range of clients, including approximately 5,500 educational and financial institutions and state agencies and serves in excess of 7 million borrowers. The Student Loan Corporation (“SLC”) originates, holds and services federally insured student loans through a trust agreement with Citibank (New York State). SLC is an originator/holder of loans originated under the Federal Family Education Loan (FFEL) Program, authorized by the Department of Education under the Federal Higher Education Act, and also holds student loans that are not insured under the Act, including CitiAssist loans. SLC’s portfolio is comprised primarily of loans originated through the FFEL Program. These loans consist of subsidized Federal Stafford loans, unsubsidized Federal Stafford loans, Parent Loans to Undergraduate Students (PLUS loans) and Federal Consolidation loans. SLC also owns a portfolio of Health Professions Education Loans that consists of guaranteed student loans in designated health professions under a federally insured loan program administered by the United States Department of Health and Human Services.

In the past, most secondary market purchasers have never sought to obtain loans directly, preferring or needing to buy their loans from bank originators. It is anticipated that both constituencies will be slow to adopt new marketing approaches for fear of jeopardizing their existing loan flow and bank relationships. This traditional approach was evident with the recent secondary market acquisitions by Sallie Mae, the largest secondary market purchaser, of USA Group, Inc., Student Loan Funding Resources, Inc., and Nellie Mae. This consolidation of the secondary market allows for new companies such as Education Lending Group to enter the marketplace to replace the secondary market alternatives acquired by Sallie Mae. The Company intends to be flexible in the promotion of partnering approaches with traditional lenders because most of these lenders desire fee income and therefore want the immediate sale of their originated loans. The Company will attempt to accommodate this approach and partner with one or two servicers nationally to support this program efficiently. Conversely, other lenders like to hold their loans up to the time of repayment and then sell them. To the extent feasible, the Company will work with multiple servicers to accommodate this program. This flexibility is not seen from Sallie Mae, who generally insists that all loans acquired be converted to their servicing platform. This approach limits the viability of some of these banks as competitive student lenders going forward, since their pipeline to the schools becomes controlled by Sallie Mae. The Company believes its more flexible approach will be viewed as an attractive alternative to Sallie Mae. Obviously, the price paid for the loans must be market competitive in either scenario. The other primary competitors on a national basis (e.g. NelNet) also have captive servicers like Sallie Mae.

Government Regulation

The student loan industry is regulated by the U.S. Department of Education under the Higher Education Act of 1965, as amended (the “Higher Education Act”). The Higher Education Act is subject to reauthorization by Congress every five years. The next Higher Education Act reauthorization is currently under consideration by the 108th Congress. In advance of that, Congress has passed legislation to establish the long-term rates on these student loan government guaranteed assets. This will enhance the current market stability in the student lending arena.

Employees

At December 31, 2002, Education Lending Group and its subsidiaries employed approximately 96 people, of whom 32 are full-time management and 64 are support staff. One support staff employee is part-time. None of Education Lending Group’s or its subsidiaries’ employees are unionized, and Education Lending Group believes that its relations with its employees are good.

Description of Property

San Diego, California.    Education Lending Group’s executive offices are located in San Diego, California. Prior to February 1, 2002, the office space comprised a total of approximately 1,981 square feet. The premises were subject to a lease dated March 17, 1999 that would have expired on March 16, 2004, under which Education Lending Group is the tenant. The annual rent was approximately $51,110, in addition to pass-through expenses for utilities, increases in real estate taxes, assessments and increases in insurance.

In order to accommodate the San Diego office needs of its subsidiaries, Education Lending Services, Inc., and the newly formed Student Loan Xpress, Inc., Education Lending Group has entered into a new lease for additional office space in the same office complex as its current executive offices. Effective on February 1, 2002, Education Lending Group entered into a new combined lease which comprises a total of 7,537 square feet. The executive offices utilize 1,983 square feet, and Education Lending Services, Inc. and Student Loan Xpress, Inc. jointly occupy 5,554 square feet. The lease expires on January 31, 2005 and has annual rent of $235,154 for the first year, $244,560 for the second year and $254,343 for the third and final year, in addition to the pass-through expenses set forth above. On January 1, 2003, Education Lending Group added an additional 1,544 square feet under the current lease on the same terms and conditions. The combined lease is now for 9,081 square feet at an annual rent of $294,660 in 2003 and $306,444 for the balance of the term. Education Lending Group has the right to renew the new lease for an additional five-year period.

Cincinnati, Ohio.    Education Lending Group leases additional office space in Cincinnati, Ohio. The office space currently comprises approximately 4,728 square feet. The premises are subject to a lease dated December 10, 2001, effective February 1, 2002, that expires on March 31, 2007. Education Lending Services, Inc. is the tenant, and Education Lending Group is the guarantor. The annual rent through March, 2003 is $54,372 and then increases to $56,736 annually for the remainder of the lease. On September 15, 2002, Education Lending Group entered into an office lease for an additional 4,728 square feet in the same building as the existing lease. The office lease is effective on February 1, 2003 and expires on March 31, 2007. The annual rent during the term is $58,154.

Legal Proceedings

On January 26, 2001, the Company signed a letter of intent to acquire a student loan marketing company for cash and shares of the Company’s Common Stock. The acquisition was not consummated, and the Company agreed to arbitrate the possible payment of a break-up fee of $500,000, which was settled in March, 2003 by mutual agreement of the parties without any financial obligation on the part of either party.

USE OF PROCEEDS

The selling stockholders will sell their shares of Common Stock on their own behalf, at a time and manner of their individual choosing. Education Lending Group will not receive any of the proceeds of those sales.

THE SELLING STOCKHOLDERS

The following table sets forth the name of each selling stockholder, the number of shares our Common Stock held by each person on September 12, 2003, the number of shares of Common Stock which may be offered for the account of each person and the percentage of shares of Common Stock to be owned by each person if all the shares of Common Stock offered by this Prospectus are sold. The table assumes that all of the shares of Common Stock being offered in this Prospectus will be sold.

All of the information contained in the table below is based upon information provided to us by the selling stockholders, and we have not independently verified this information. The selling stockholders may offer all or some of their shares of Common Stock. There currently are no agreements, arrangements or understandings with respect to the sale of any of their shares of Common Stock. The selling stockholders are not making any representation that any shares of Common Stock covered by this Prospectus will be offered for sale. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sales.

Selling Stockholder	Relationship	Number of Securities Owned Before Offering(1)		Number of Securities Offered	Number of Options/ Warrants Currently Exercisable(2)	Number of Securities Owned After Offering		Percentage Owned After Offering(3)
L.N.R. Family Trust		190,000		190,000	0/31,250	0		*
Clifton Capital, Ltd		25,000		25,000	0/25,000	0		*
Winton Capital Holdings, Ltd.	Affiliate	1,485,000		1,362,500	0/62,500	122,500		1.0%
Michael J. Garnick		112,500		112,500	0/112,500	0		*
SPH Investments, Inc. Profit Sharing Trust		556,740		556,740	0/112,500	0		*
Robert deRose	Officer; Director	1,299,000	(4)	300,000	0	999,000		7.9%
Michael H. Shaut	Officer; Director	933,500		300,000	0	633,500	(6)	4.9%
Steven Thaler and Kathryn B. Quinn		15,000		15,000	0	0		*
Charles Diamond		375,000		375,000	0/125,000	0		*
Gavin L. Zaid		15,000		15,000	0	0		*
Papell Family Trust		150,000		150,000	0	0		*
San Diego Psychiatric Medical Group, Inc., C.R. Trust		210,000		210,000	0	0		*
Michael H. Weiss		75,000		75,000	0	0		*
University Finance, Inc.		200,000		200,000	0/100,000	0		*
D&J Greenberg Trust		62,000		62,000	0	0		*
First Albany Corp. FBO Michael H. O’Neil		15,000		15,000	0	0		*
Roland & Dawn Arnall Living Trust	Affiliate	1,875,000		1,875,000	0	0		*
David C. Zeiger Trust DOT 4/30/93		19,500		19,500	0	0		*
CJL Family Trust		47,500		47,500	0	0		*
Barry L. Seidman		47,500		47,500	0	0		*
Arnold Zousmer & Michele Zousmer Family Trust		47,500		47,500	0	0		*
Gibralt Capital Corporation	Affiliate	125,000	(5)	125,000	0	0		*
Zemer Trust		150,000		150,000	0	0		*

Selling Stockholder	Relationship	Number of Securities Owned Before Offering(1)	Number of Securities Offered	Number of Options/ Warrants Currently Exercisable(2)	Number of Securities Owned After Offering	Percentage Owned After Offering(3)
1025 Investments, Inc.		307,500	307,500	0/62,500	0	*
Brandon Weiner		5,500	5,500	0	0	*
Sean H. O’Neal		16,000	15,000	0/5,000	1,000	*
CNWL Trust		745,475	495,475	0/250,000	250,000	2.0%
John M. Salazar		150,000	150,000	0	0	*
Lawrence Burt		1,500	1,500	0/500	0	*
Catherine Thomas & Edward Nash		1,500	1,500	0/500	0	*
Anna Benenati		7,500	7,500	0/2,500	0	*
Francesco Costanzo		15,000	15,000	0/5,000	0	*
R.K. Mason		15,000	15,000	0/5,000	0	*
Paul Mahoney		3,000	3,000	0/1,000	0	*
Robert Reeve		15,000	15,000	0/5,000	0	*
Matteo Fontana		10,500	10,500	0	0	*
Thomas Keighley		4,500	4,500	0/1,500	0	*
David Charlow		7,500	7,500	0/2,500	0	*
Donald Higgens		15,000	15,000	0/5,000	0	*
Maria Balestri		4,500	4,500	0/1,500	0	*
Enrico and Marie Martini		15,000	15,000	0/5,000	0	*
Mitchel Regenstreif		4,500	4,500	0/1,500	0	*
Gerald A. Amato		87,500	87,500	87,500/0	0	*
Stephen B. Booke		87,500	87,500	87,500/0	0	*
Gruntal & Co., L.L.C.		16,666	16,666	0/16,666	0	*
William B. McClusky		16,500	16,500	0/16,500	0	*
Richard L. Serano		5,917	5,917	0/5,917	0	*
Derek W. Woodworth		5,917	5,917	0/5,917	0	*
Michael M. Kosshes		4,000	4,000	0/4,000	0	*
Maurice Sabagol		1,000	1,000	0/1,000	0	*
Kendra Altman		125,000	125,000	0	0	*
Greggory Belzberg		125,000	125,000	0	0	*
Elana Belzberg		125,000	125,000	0	0	*
Steven Rosner		10,000	10,000	0	0	*
Donald A. Firm		6,666	6,666	6,666/0	0	*
David G. Spurgin		16,667	16,667	16,667/0	0	*
Jason W. Kincaid		36,067	36,067	36,067/0	0	*
Financialaid.com, LLC		20,000	20,000	20,000/0	0	*
Direct Communications, Inc.		22,834	22,834	22,834/0	0	*
LNE Group, LLC		3,750	3,750	3,750/0	0	*

Total			8,085,199

*	Represents less than 1% of the outstanding Common Stock of Education Lending Group on September 12, 2003.
(1)	Except as otherwise stated in the notes below, beneficial ownership of the Common Stock held by each selling stockholder consists of sole voting power and sole investment power, or of voting power and investment power that is shared with a spouse or with family members of the selling stockholder.
(2)	Represents the number of shares of Common Stock that may be acquired pursuant to options issued outside of Education Lending Group’s Stock Option Plan or warrants that are currently exercisable or will be exercisable within 60 days of September 12, 2003. This amount is included in “Number of Securities Offered” for each selling stockholder.
(3)	Calculated based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended using 12,387,555 shares of Common Stock outstanding as of September 12, 2003.
(4)	Includes 15,000 shares owned by The deRose Foundation, for which Mr. deRose has sole investment power and 40,000 shares purchased by Mr. deRose as trustee of his daughter’s trust, for which he has sole investment power.
(5)	Mr. Samuel Belzberg, a Director of Education Lending Group, has sole investment power over the 75,000 shares of Common Stock held by Gibralt Capital Corporation. Mr. Belzberg also has 50,000 options to purchase Common Stock that he owns individually.
(6)	Excludes 2,500 shares of Common Stock sold pursuant to Mr. Shaut’s 10b-5(1) plan from September 13, 2003 through September 22, 2003.

This Prospectus also covers any additional shares of Common Stock that become issuable in connection with the shares of Common Stock being registered by reason of any stock dividend, stock split, stock recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of Common Stock.

Explanation of the Transaction

Education Lending Group has prepared this Prospectus to allow stockholders that currently hold warrants, vested options issued outside of our Stock Option Plan (“non-plan options”), or restricted shares of our Common Stock to resell Common Stock under this Prospectus. All of the warrants, non-plan options and restricted Common Stock referred to in this Prospectus were acquired from Education Lending Group in private offerings. Any listed selling stockholder that desires to sell shares of Common Stock underlying its unexercised options or warrants must first exercise such options or warrants pursuant to the terms of its agreement with the Company. Because we have registered the shares of Common Stock being offered by the selling stockholders under this Prospectus, persons (other than affiliates of Education Lending Group) who purchase Common Stock from the selling stockholders by means of this Prospectus will receive freely transferable Common Stock.

Terminated Issuer Exchange Offer

On September 10, 2003, the Company announced that it was terminating its offer to exchange one share of registered Common Stock for each share of its Common Stock currently outstanding. As a result of the termination of the exchange offer, none of the shares of the Company’s Common Stock that were tendered were accepted by the Company for exchange. The Company is working with the exchange agent, Interwest Transfer Company, Inc., to return to tendering stockholders all shares of Common Stock, warrants and non-plan options that were tendered in the exchange offer. If you tendered shares of Common Stock or warrants or non-plan options to be exercised and are listed above as a selling stockholder, you may instruct Interwest to hold your securities, pending further instructions from you and Education Lending Group, rather than returning them to you now. You may contact Interwest at:

Interwest Transfer Co., Inc.

1981 East 4800 South, Suite 100

Salt Lake City, Utah 84117

Telephone: (801) 272-9294

Fax: (801) 277-3147

Attn: Lorraine Brighton-Smith

PLAN OF DISTRIBUTION

The shares of Common Stock may be sold from time to time by the selling stockholders, or by pledgees or donees of the selling stockholders who receive shares of Common Stock from the selling stockholders after the date of this Prospectus. Those sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Those transactions may or may not involve brokers or dealers. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale and non-sale related transfer. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of Common Stock, nor is there an underwriter or coordinating broker acting in connection with proposed sales of shares of Common Stock by the selling stockholders. The shares of Common Stock may be sold by one or more of the following: (a) a block trade in which a broker or dealer will attempt to sell the shares of Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any shares of Common Stock covered by this Prospectus which qualify for sale pursuant of Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or such other available exemption rather than pursuant to this Prospectus. From time to time the selling stockholders may engage in short sales, short sales versus the box, puts and calls and other transactions in our securities or derivatives of our securities, and may sell and deliver their shares of Common Stock in connection with those transactions.

The selling stockholders may effect transactions by selling shares of Common Stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Those broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom those broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares of Common Stock might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by those broker-dealers and any profit on the resale of the shares of Common Stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the Prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Upon Education Lending Group being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing the name of each such selling stockholder and of the participating broker-dealer(s), the number of shares of Common Stock involved, the price at which such shares of Common Stock were sold, the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and other facts material to the transaction. In addition, upon Education Lending Group being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this Prospectus will be filed.

We have filed the registration statement, of which this Prospectus is a part, with respect to the sale of the selling stockholders’ shares of Common Stock. We currently intend to keep the registration statement continuously effective until the earlier of the date on which the shares of Common Stock offered hereby are no longer held by the selling stockholders or December 31, 2004, but we retain the right to withdraw it at any time in our sole discretion.

We have agreed to pay all fees and expenses incurred by us in connection with the registration of the shares of Common Stock. All other expenses and fees associated with the sale of the shares of Common Stock by the selling stockholders will be paid by the selling stockholders.

The selling stockholders may not offer or sell the shares of Common Stock covered by this Prospectus during any period when the Company advises the selling stockholders that the Company may have material non-public information.

EXPERTS

The consolidated financial statements of Education Lending Group as of and for the year ended December 31, 2001, have been incorporated by reference in this Prospectus in reliance on the report of Swenson Advisors, LLP, independent accountants, in the Annual Report on Form 10-KSB for the year then ended, given on the authority of said firm as experts in accounting and auditing.

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Education Lending Group for the three-month period ended March 31, 2003 and the three- and six-month periods ended June 30, 2002 and 2003, incorporated by reference in this Prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 12, 2003 and August 11, 2003, included in our quarterly report on Form 10-QSB for the quarter ended March 31, 2003 and our quarterly report on Form 10-QSB for the quarter ended June 30, 2003, which are incorporated by reference in this Prospectus, state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited financial information because those reports are not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

With respect to the unaudited financial information of Education Lending Group, Inc., formerly known as Direct III Marketing, Inc., for the three-month period ended March 31, 2002, incorporated by reference in this Prospectus, Swenson Advisors, LLP applied limited procedures in accordance with professional standards for review of such information in the Form 10-QSB for the quarter then ended. They did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on such information should be restricted in light of the limited nature of the review procedures applied.

The validity of the shares of Common Stock has been passed upon by Thompson Hine LLP. Certain partners of Thompson Hine LLP beneficially own shares of Education Lending Group, Inc.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Education Lending Group’s Certificate of Incorporation and By Laws eliminate or limit the personal liability of a director of Education Lending Group or its stockholders for monetary damages for breach of fiduciary duty as a director, except that this provision does not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to Education Lending Group or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a known violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Further, Education Lending Group’s By Laws provide that Education Lending Group will indemnify all persons whom it may indemnify pursuant to Section 145 of the Delaware General Corporation Law to the full extent permitted therein. Section 145 provides, subject to various exceptions and limitations, that Education Lending Group may indemnify its directors or officers if such director or officer is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Education Lending Group, or is or was serving at the request of Education Lending Group as a director or officer of another corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Education Lending Group, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, Education Lending Group will indemnify its directors or officers to the extent that they have been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Education Lending Group pursuant to the foregoing provisions or otherwise, Education Lending Group has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus.

Information that we file in the future with the SEC and incorporate by reference in this Prospectus will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC after the date of this Prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 if the filings are made before the time that all of the shares of Common Stock are sold in this offering. These documents include periodic reports, such as Annual Reports on Form 10-KSB or 10-K, Quarterly Reports on Form 10-QSB or 10-Q, Current Reports on Form 8-K and proxy statements.

We incorporate by reference our:

•	annual report on Form 10-KSB for the year ended December 31, 2002;

•	quarterly report on Form 10-QSB for the quarter ended March 31, 2003;

•	quarterly report on Form 10-QSB for the quarter ended June 30, 2003;

•	current reports on Form 8-K, filed on May 12, 2003, July 24, 2003 and August 11, 2003;

•	The description of the Education Lending Group’s Common Stock contained in the Registration Statement on Form 10-SB filed by Education Lending Group (f/k/a Direct III Marketing, Inc.) on March 17, 2000, including any amendment or report filed for the purpose of updating that description.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Education Lending Group, Inc.

12760 High Bluff Drive, Suite 210

San Diego, California 92130

Attention: Douglas L. Feist

(858) 617-6080

When reading this Prospectus, you should consider that any statement contained in this Prospectus may be modified or superseded by any other statement made in this Prospectus to the extent that the second statement modifies or supercedes the first statement. This would also apply to any statement that is incorporated by reference, or deemed to be incorporated by reference, in any document filed by Education Lending Group after the date of this Prospectus, including any supplement to this Prospectus. Any statement which is modified or supercede as described in the previous sentence is not a part of this Prospectus, except that such statement is modified or superceded.

You should rely only on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any State where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date of this Prospectus or the date of the documents incorporated by reference in this Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov.

We have filed a registration statement on Form S-3 with the SEC. This Prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Wherever a reference is made in this Prospectus to a contract or other document, please be aware that the reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C. as well as through the SEC’s Internet site.